PURCHASE AND ACKNOWLEDGEMENT AGREEMENT

This Purchase and Acknowledgement Agreement (this "Agreement"), dated as of [EFFECTIVE DATE] (the "Effective Date"), is entered into by and among Delsure Health Insurance, Inc., a Delaware corporation (the "Company"), and [ENTITY.NAME] (the "Stockholder").

AGREEMENT

In consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Stockholder agree as follows:

Section 1.   Acknowledgement. The Company and the Stockholder acknowledge and agree that (i) the Stockholder would like to purchase [SHARES] shares of Series A Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock"), all of which are validly issued, fully paid and nonassessable; and (ii) the Company has received the cash contribution made by the Stockholder to the Company in the amount of $$[AMOUNT].

Section 2.   Release of Claims. The Stockholder, its successors and assigns, and all persons or entities acting by, through, under or in concert with the Stockholder, does hereby release and forever discharge (a) the Company, (b) all past and present officers, directors, employees, counsel, agents, representatives and controlling persons, if any, of the Company, (c) all past and present affiliates and subsidiaries of the Company, and (d) all of the past or present subsidiaries' and affiliates' officers, directors, employees, counsel, agents, representatives, and controlling persons, if any, from any and all manner of (and hereby waive any) claims, actions or proceedings of any nature which have been, could have been, or could be brought in any local, state or federal court, administrative agency or other tribunal, including, but not limited to, those arising under common law, federal law, or state statutory law, in law or in equity, suits, debts, liens, contracts, agreements, including, but not limited to, any escrow agreement, investors' agreement, stock option agreement, or subscription or stock purchase agreement with the Company, promises, liabilities, claims, demands, damages, losses, costs or expenses, of any nature whatsoever, known or unknown, fixed or contingent, including all claims for incidental, consequential, punitive or exemplary damages or equitable relief arising out of any of the foregoing, which the Stockholder (or the Stockholder's successors or assigns or any person or entity acting by, through, under or in concert with the Stockholder) hereto now has or may hereafter have against any of the foregoing released parties, arising out of or related to the issuance (or purported issuance) of the Preferred Stock (or any right, warrant, option or other security or instrument evidencing, or convertible into or exchangeable or otherwise exercisable for, any capital stock of the Company), and ratification of all actions taken by the Board of Directors of the Company to approve the foregoing.

Section 3.   Representations and Warranties. The Stockholder hereby represents, warrants and covenants to the Company as of the Effective Date as follows:

(i)   that the Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement;

(ii)   that this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms; and

(iii)   that from time to time, at the request of the Company and without further consideration, the Stockholder shall execute and deliver such additional documents as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 4.   Notices in Receipt of Stock. The Stockholder acknowledges and agrees that the Preferred Stock need not be represented by certificates and in that case shall be uncertificated shares registered in book-entry form. The Stockholder further acknowledges that the Company will, upon request, furnish without charge to the Stockholder the powers, designations, preferences and relative participating, option or other special rights of each class of stock of the Company or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights and that the foregoing statement constitutes the notice by the Company required under Section 151(f) of the General Corporation Law of the State of Delaware in connection with the issuance of the Preferred Stock.

Section 5.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

Section 6.   Assignment; Binding Effect; Benefits. This Agreement is not assignable without the written consent of each of the other parties hereto. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties or their respective successors or assigns (and other than the persons released in Section 2 hereof) any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

Section 7.   Amendment. This Agreement may be amended only by a written instrument signed by each of the parties hereto which specifically states that it is amending this Agreement.

Section 8.   Counterparts. This Agreement may be executed in counterparts or in facsimiles, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 9.   Notices. All notices and other communications made under this Agreement shall be in writing and shall be mailed by registered or certified U.S. mail or a nationally reputable overnight carrier, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand or courier addressed to each party's address, facsimile number or electronic mail address set forth on the signature pages hereto. By executing this Agreement, the Stockholder hereby consents to the receipt of any notice given by the Company to its stockholders under its certificate of incorporation or bylaws, as the same may be amended and/or restated, or the General Corporation

Law of the State of Delaware or other applicable law, by electronic mail at the Stockholder's electronic mail address set forth on the signature pages hereto.

Section 10. Non-Voting Stock; Grant of Proxy. The undersigned acknowledges that the stock being acquired have no voting rights and that major corporate actions may be taken without the vote of holders of the Stock. The undersigned member, and any successors or assigns of the undersigned (the Grantor) (to the fullest extent permitted by applicable law) appoints managers of the company (such person, the "Proxy"), or any other designee of the Proxy, as the sole and exclusive attorney and proxy of grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Stock of the company that now or hereafter may be beneficially owned by Grantor, and in any and all other stock or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Stock") in accordance with the terms of this section 10. The Proxy Stock beneficially owned by Grantor as of the date hereof constitute the Stock being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this section 10) given by Grantor with respect to the Proxy stock are hereby revoked and Grantor not to grant any subsequent with respect to the Proxy Stock or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of the Agreement as long as Proxy Stock are outstanding. The Proxy granted under Section 10 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable, is granted pursuant to this Agreement. The Attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Stock, and to exercise all voting rights and other rights of Grantor with respect to the Proxy Stock (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights, at annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The irrevocable proxy may not be amended or otherwise modified without the prior written of the member and the Proxy.

Section 11. SPV reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's managers in good faith to be advisable to reorganize this instrument and any Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of the holders of the Stock.

Section 12. Repurchase. If the company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities and Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Stock from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Stock as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase" and such greater value, (the "Repurchase Value), provided, however that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Stock the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Stock by the Financing Price (as defined below)and is referred to as the "Aggregate Value") the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this section 12, the following terms shall have the meanings set forth below.

"Change of Control" means (i) a transaction or series of related transactions in which any person or "group" (within the meaning of Section 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended), directly or indirectly, of more than 50% or the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a series of related transactions in which holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series or related transactions, at least a majority of total voting power represented by the outstanding voting securities of the company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company excluding (a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principle purpose of raising capital, pursuant to which the Company issues and sells stock at a fixed pre-money valuation.

"Financing Price" means the price per stock of conversion price of a class of stock issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___.

Number of Shares: ___[SHARES]___

Aggregate Purchase Price: ___$[AMOUNT]___

COMPANY:

Delsure Health Insurance Inc.

Founder Signature
_____

Name: ___[FOUNDER NAME]___

Title: ___[FOUNDER TITLE]___

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____   By: _____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited